File Number: 56774-15

Web site: www.langmichener.com

Direct Line: (604) 691-7439
Direct Fax Line: (604) 691-7351
E-Mail: akagna@lmls.com

August 9, 2007

VIA EDGAR CORRESPONDENCE AND FAX

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.
USA 20549-7010

Attention:          Shannon Buskirk, Division of Corporation Finance

Dear Ms. Buskirk:

Lincoln Gold Corporation (the “Company”)
Form 10KSB/A for the Fiscal Year Ended December 31, 2006
SEC File Number 000-25827

We write on behalf of Lincoln Gold Corporation (the “Company” or “Lincoln Gold”) in response to Staff’s letter of July 26, 2007 signed by April Sifford, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB/A filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system as Correspondence, a response letter which includes a draft of Amendment No. 2 to the Form 10-KSB/A (as revised, the “Form 10-KSB/A2”). We enclose with this letter two copies of the Form 10-KSB/A2.

We also provide below our item-by-item response to the comments made in the Comment Letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

1.	Please file an amendment to correct the certifications filed as Exhibits 31.1 and 32.1 Your certifications should reference the annual report on Form 10-KSB/A.

Please see enclosed draft certifications to be filed as Exhibits 31.1 and 32.1 to the draft Form 10-KSB/A2 that have been revised to reference the annual report as amended.

Please confirm if the forms of certification are acceptable to the Commission. Once we receive confirmation from you, we will file the Form 10-KSB/A2 on EDGAR.

Yours truly,

/s/ Anita B. Kagna

Anita B. Kagna
for Lang Michener LLP

ABK/lmr
Enclosures

cc.	Lincoln Gold Corporation Attn: Paul Saxton